SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
                Under the Securities Exchange Act of 1934
                            (Amendment No. 3)

                    First Union Real Estate Equity and
                           Mortgage Investments
                             (Name of Issuer)

                Series A Cumulative Convertible Redeemable
          Preferred Shares of Beneficial Interest, par value $25
                       (Title of Class of Security)

                               337 400 303
                              (CUSIP Number)


                            William A. Scully
                  c/o Apollo Real Estate Advisors, L.P.
                       1301 Avenue of the Americas
                         New York, New York 10019
                        Telephone: (212) 261-4000
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                             With a copy to:

                          Patrick J. Foye, Esq.
                 Skadden, Arps, Slate, Meagher & Flom LLP
                             919 Third Avenue
                            New York, NY 10022
                        Telephone: (212) 735-2274


                            February 12, 1998
         (Date of Event which Requires Filing of this Statement)

           If the filing person has previously filed a statement on
 Schedule 13G to report the acquisition which is the subject of this
 Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3)
 or (4), check the following box:  [   ]

           Check the following box if a fee is being paid with the
 statement:  [   ]



                                SCHEDULE 13D

 CUSIP No.

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       APOLLO REAL ESTATE INVESTMENT FUND II, L.P.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) (x)
                                                             (b) ( )

 3   SEC USE ONLY

 4   SOURCE OF FUNDS
     AF

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          ( )
     PURSUANT TO ITEMS 2(d) OR 2(e)

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE

                   7  SOLE VOTING POWER
                      0

    NUMBER OF      8  SHARED VOTING POWER
     SHARES           0
  BENEFICIALLY
    OWNED BY
      EACH         9  SOLE DISPOSITIVE POWER
    REPORTING         0
     PERSON
       WITH       10  SHARED DISPOSITIVE POWER
                      0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    ( )
     SHARES

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%

 14  TYPE OF REPORTING PERSON
     PN



                                SCHEDULE 13D

 CUSIP NO.

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       APOLLO REAL ESTATE ADVISORS II, L.P.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) (X)
                                                                   (b) ( )

 3   SEC USE ONLY

 4   SOURCE OF FUNDS
     WC, OO

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          ( )
     PURSUANT TO ITEMS 2(d) OR 2(e)

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE

                   7  SOLE VOTING POWER
                      0

    NUMBER OF      8  SHARED VOTING POWER
     SHARES           0
  BENEFICIALLY
    OWNED BY
      EACH         9  SOLE DISPOSITIVE POWER
    REPORTING         0
     PERSON
       WITH       10  SHARED DISPOSITIVE POWER
                      0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    ( )
     SHARES

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%

 14  TYPE OF REPORTING PERSON
     PN




           This Amendment No. 3 amends and supplements the following Items of the Schedule 13D (the "Schedule 13D") of Apollo Real Estate Investment Fund II, L.P. and Apollo Real Estate Advisors II, L.P. originally filed on December 2, 1996 with the Securities and Exchange Commission with respect to the Series A Cumulative Convertible Redeemable Preferred Shares of Beneficial Interest, par value $25 per share (the "Preferred Shares"), of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust ("First Union"). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.

 Item 5.    Interest in Securities of the Issuer.

           Item 5 is hereby amended by adding the following:

           (e) On February 12, 1998, pursuant to the terms of the Certificate of Designations, dated as of October 23, 1996, for the Preferred Shares, the Reporting Persons converted all 377,000 Preferred Shares they beneficially owned into 1,246,287 shares of Beneficial Interest, par value $1.00 per share, of First Union, and, accordingly, ceased to be the beneficial owners of more than five percent of the outstanding Preferred Shares.



                                SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Dated:   February 18, 1998


                APOLLO REAL ESTATE INVESTMENT FUND II, L.P.

                By:  Apollo Real Estate Advisors II, L.P.
                     Managing Member


                By:  Apollo Real Estate Capital Advisors II, Inc.
                     General Partner


                     By:  /s/ Michael D. Weiner
                          ________________________________
                     Name:  Michael D. Weiner
                     Title: Vice President,
                            Apollo Real Estate Capital Advisors II, Inc.


                APOLLO REAL ESTATE ADVISORS II, L.P.

                By:  Apollo Real Estate Capital Advisors II, Inc.
                     General Partner


                     By: /s/ Michael D. Weiner
                         ____________________________________
                     Name:  Michael D. Weiner
                     Title: Vice President,
                            Apollo Real Estate Capital Advisors II, Inc.